Exhibit 12.1

Athersys, Inc.

Computation of Ratio of Earnings to Fixed Charges

(amounts in thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Consolidated pretax loss from continuing operations	$(15,374)	$(16,460)	$(22,335)	$(30,743)	$(14,735)
Interest expense	10	16	13	11	8
Interest portion of rental expense	29	29	30	29	29

Total loss	$(15,335)	$(16,415)	$(22,292)	$(30,703)	$(14,698)

Interest expense	$10	$16	$13	$11	$8
Interest portion of rental expense	29	29	30	29	29

Fixed Charges Requirements	$39	$45	$43	$40	$37

Ratio of Earnings to Fixed Charges	(1)	(1)	(1)	(1)	(1)

(1)	For the years ended December 31, 2016, 2015, 2014, 2013, and 2012 there was a deficiency of earnings to cover the fixed charges of $39, $45, $43, $40 and $37, respectively